Tegal Corporation

44 Montgomery Street
Suite 800
San Francisco, CA 94104-4811

September 14, 2012

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:	Tom Jones
Division of Corporation Finance

Re:	Tegal Corporation
Form 8-K
Filed July 18, 2012
File No. 1-35141

Ladies and Gentlemen:

This letter responds to the August 2, 2012 letter that the staff of the Securities and Exchange Commission (the “Commission”) provided in respect of the filing noted above by Tegal Corporation (the “Company”).

In furtherance of the response letter provided to the Commission on August 24, 2012 by Goodwin Procter LLP, counsel to the Company, the Company hereby acknowledges that:  the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Thomas R. Mika

Thomas R. Mika
President and Co-Chief Executive Officer
Tegal Corporation

cc:	James M. Karis
Christine Hergenrother
William Davisson